SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS - AMBEV S.A.

Interim Consolidated Balance Sheets

As at September 30, 2016 and December 31, 2015

(Expressed in thousands of Brazilian Reais)

Assets	Note	09/30/2016	12/31/2015

Cash and cash equivalents	5	7,285,217	13,620,161
Investment securities	6	274,577	215,106
Derivative financial instruments	21	211,483	1,512,381
Trade receivable		3,793,336	4,165,670
Inventories	7	4,275,809	4,338,172
Income tax and social contribution recoverable		2,384,293	2,398,655
Other taxes receivable		798,914	796,317
Other assets		967,338	1,268,027
Current assets		19,990,967	28,314,489

Investment securities	6	95,904	118,628
Derivative financial instruments	21	16,586	51,376
Income tax and social contributions recoverable		4,493	557,377
Other taxes recoverable		302,504	335,376
Deferred tax assets	8	3,546,910	2,749,852
Other assets		2,011,753	2,140,223
Employee benefits		17,154	8,637
Investments in associates		387,974	714,925
Property, plant and equipment	9	18,341,681	19,140,087
Intangible assets		4,740,515	5,092,198
Goodwill	10	29,653,755	30,953,066
Non-current assets		59,119,229	61,861,745

Total assets		79,110,196	90,176,234

Interim Consolidated Balance Sheets (continued)

As at September 30, 2016 and December 31, 2015

(Expressed in thousands of Brazilian Reais)

Equity and liabilities	Note	09/30/2016	12/31/2015

Trade payables		8,728,902	11,833,689
Derivative financial instruments	21	930,662	4,673,010
Interest-bearing loans and borrowings	11	2,517,510	1,282,573
Bank overdrafts	5	230,264	2,539
Wages and salaries		776,259	915,542
Dividends and interest on shareholder´s equity payable		584,492	598,573
Income tax and social contribution payable		716,423	1,245,298
Taxes and contributions payable		2,230,615	3,096,798
Other liabilities		4,993,613	6,370,742
Provisions	12	168,682	123,149
Current liabilities		21,877,422	30,141,913

Trade payables		235,502	110,042
Derivative financial instruments	21	8,792	145,119
Interest-bearing loans and borrowings	11	1,691,886	2,316,903
Deferred tax liabilities	8	1,734,526	2,473,535
Taxes and contributions payable		545,183	909,957
Other liabilities		1,486,891	1,023,682
Provisions	12	397,966	499,524
Employee benefits		1,968,108	2,221,926
Non-current liabilities		8,068,854	9,700,688

Total liabilities		29,946,276	39,842,601

Equity	13
Issued capital		57,614,140	57,614,140
Reserves		60,653,036	62,574,774
Carrying value adjustments		(76,669,707)	(71,857,031)
Retained earnings		5,834,137	-
Equity attributable to equity holders of Ambev		47,431,606	48,331,883
Non-controlling interests		1,732,314	2,001,750
Total Equity		49,163,920	50,333,633

Total equity and liabilities		79,110,196	90,176,234

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Income Statements

For the nine and three-month periods ended September 30, 2016 and 2015

(Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2016	09/30/2015	09/30/2016	09/30/2015

Net sales	15	32,425,090	31,423,915	10,482,788	10,745,120
Cost of sales		(12,070,380)	(11,132,371)	(4,215,459)	(3,743,913)
Gross profit		20,354,710	20,291,544	6,267,329	7,001,207

Distribution expenses		(4,444,759)	(4,083,237)	(1,471,816)	(1,384,531)
Sales and marketing expenses		(4,509,576)	(3,816,590)	(1,480,156)	(1,229,238)
Administrative expenses		(1,592,244)	(1,628,004)	(505,055)	(569,504)
Other operating income/(expenses), net	16	1,065,103	1,235,265	341,636	420,257
Exceptional items	17	(43,568)	(266,331)	(15,103)	(19,639)
Income from operations		10,829,666	11,732,647	3,136,835	4,218,552

Finance cost	18	(3,389,909)	(1,997,115)	(860,461)	(632,920)
Finance income	18	596,088	835,795	137,828	316,283
Net finance cost		(2,793,821)	(1,161,320)	(722,633)	(316,637)

Share of results of associates		(1,544)	4,719	(9,381)	(274)
Income before income tax		8,034,301	10,576,046	2,404,821	3,901,641

Income tax expense	19	215,362	(1,955,421)	778,328	(834,700)
Net income		8,249,663	8,620,625	3,183,149	3,066,941

Attributable to:
Equity holders of Ambev		7,874,251	8,270,051	3,061,232	2,950,732
Non-controlling interests		375,412	350,574	121,917	116,209

Basic earnings per share – common – R$		0.50	0.53	0.19	0.19
Diluted earnings per share – common – R$		0.50	0.52	0.19	0.19

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the nine and three-month periods ended September 30, 2016 and 2015

(Expressed in thousands of Brazilian Reais)

	Nine-month period ended:		Three-month period ended:
	09/30/2016	09/30/2015	09/30/2016	09/30/2015

Net income	8,249,663	8,620,625	3,183,149	3,066,941

Items that will not be reclassified to profit or loss:
Full recognition of actuarial gains	1,732	2,023	580	687

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge in foreign operations	23,331	(2,242,575)	-	(1,860,848)
Investment hedge - put option granted on subsidiary	703,583	(1,063,741)	(8,763)	(731,501)
Gains/losses on translation of other foreign operations	(4,748,244)	8,351,729	(76,653)	6,140,085
Gains/losses on translation of foreign operations	(4,021,330)	5,045,413	(85,416)	3,547,736

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	(611,896)	1,606,018	69,686	1,072,145
Removed from Equity (Hedge reserve) and included in profit or loss	(571,052)	(872,608)	(52,412)	(521,104)
Total cash flow hedge	(1,182,948)	733,410	17,274	551,041

Other comprehensive income	(5,202,546)	5,780,846	(67,562)	4,099,464

Total comprehensive income	3,047,117	14,401,471	3,115,587	7,166,405

Attributable to:
Equity holders of Ambev	3,214,139	13,574,683	3,088,961	6,742,658
Non-controlling interest	(167,022)	826,788	26,626	423,747

The accompanying notes are an integral part of these interim consolidated financial statements. The interim consolidated statements of comprehensive income are presented net of income tax.

Interim Consolidated Statements of Changes in Equity

For the nine-month period ended September 30, 2016

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2016	57,614,140	54,373,451	8,201,323	-	(71,857,031)	48,331,883	2,001,750	50,333,633

Net Income	-	-	-	7,874,251	-	7,874,251	375,412	8,249,663

Comprehensive income:
Losses on translation of foreign operations	-	-	-	-	(3,476,587)	(3,476,587)	(544,743)	(4,021,330)
Cash flow hedges	-	-	-	-	(1,185,257)	(1,185,257)	2,309	(1,182,948)
Actuarial gains	-	-	-	-	1,732	1,732	-	1,732
Total Comprehensive income	-	-	-	7,874,251	(4,660,112)	3,214,139	(167,022)	3,047,117
Put option granted on subsidiary	-	-	-	-	(144,160)	(144,160)	-	(144,160)
Gains/(losses) of controlling interest´s share	-	-	-	-	(8,404)	(8,404)	37,839	29,435
Dividends distributed	-	-	-	(2,040,800)	-	(2,040,800)	(140,253)	(2,181,053)
Interest on shareholder´s equity	-	-	(2,039,171)	-	-	(2,039,171)	-	(2,039,171)
Acquired shares and result on treasury shares	-	90,618	-	-	-	90,618	-	90,618
Share-based payment	-	26,815	-	-	-	26,815	-	26,815
Prescribed dividends	-	-	-	686	-	686	-	686
At September 30, 2016	57,614,140	54,490,884	6,162,152	5,834,137	(76,669,707)	47,431,606	1,732,314	49,163,920

The accompanying notes are an integral part of these interim consolidated financial statements. The interim consolidated statements changes in equity are presented net of income tax.

Interim Consolidated Statements of Changes in Equity (continued)

For the nine-month period ended September 30, 2015

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2015	57,582,349	55,023,269	4,883,945	-	(75,267,969)	42,221,594	1,423,075	43,644,669
						-
Net Income	-	-	-	8,270,051	-	8,270,051	350,574	8,620,625
						-
Comprehensive income:
Gains on translation of foreign operations	-	-	-	-	4,568,951	4,568,951	476,462	5,045,413
Cash flow hedges	-	-	-	-	733,644	733,644	(234)	733,410
Actuarial gain/(losses)	-	-	-	-	2,037	2,037	(14)	2,023
Total Comprehensive income	-	-	-	8,270,051	5,304,632	13,574,683	826,788	14,401,471
Capital increase	31,791	(22,685)	-	-	-	9,106	-	9,106
Gains/(losses) of controlling interest´s share	-	-	-	-	13,125	13,125	(8,397)	4,728
Dividends distributed	-	-	-	(2,352,390)	-	(2,352,390)	(213,496)	(2,565,886)
Interest on shareholder´s equity	-	-	(1,979,854)	(2,513,517)	-	(4,493,371)	-	(4,493,371)
Acquired shares and result on treasury shares	-	(835,061)	-	-	-	(835,061)	-	(835,061)
Share-based payment	-	137,067	-	-	-	137,067	-	137,067
At September 30, 2015	57,614,140	54,302,590	2,904,091	3,404,144	(69,950,212)	48,274,753	2,027,970	50,302,723

The accompanying notes are an integral part of these interim consolidated financial statements. The interim consolidated statements changes in equity are presented net of income tax.

Interim Consolidated Cash Flow Statements

For the nine and three-month periods ended September 30, 2016 and 2015

(Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2016	09/30/2015	09/30/2016	09/30/2015

Net income		8,249,663	8,620,625	3,183,149	3,066,941
Depreciation, amortization and impairment		2,595,170	2,189,321	847,504	753,872
Impairment losses on receivables and inventories		165,706	78,549	93,798	6,196
Additions in provisions and employee benefits		216,807	377,449	66,641	53,125
Net finance cost	18	2,793,821	1,161,320	722,633	316,637
Gain/(losses) on sale of property, plant and equipment and intangible assets		(39,780)	929	(11,610)	(14,477)
Gain on sale of operations in subsidiaries		-	(23,461)	-	384
Equity-settled share-based payment expense	20	124,882	141,115	39,333	53,061
Income tax expense	19	(215,362)	1,955,421	(778,328)	834,700
Share of result of associates		1,544	(4,719)	9,381	274
Other non-cash items included in the profit		(769,982)	(725,967)	(60,357)	(383,670)
Cash flow from operating activities before changes in working capital and use of provisions		13,122,469	13,770,582	4,112,144	4,687,043

(Increase)/decrease in trade and other receivables		422,509	414,773	(215,613)	210,515
(Increase)/decrease in inventories		(321,325)	(567,390)	89,650	(47,260)
Increase/(decrease) in trade and other payables		(3,441,359)	711,475	1,065,118	1,317,017
Cash generated from operations		9,782,294	14,329,440	5,051,299	6,167,315

Interest paid		(615,185)	(549,220)	(150,876)	(217,511)
Interest received		481,102	823,391	73,200	229,852
Dividends received		12,695	17,694	(12,406)	5,238
Income tax paid		(5,249,293)	(2,028,275)	(416,663)	(696,170)
Cash flow from operating activities		4,411,613	12,593,030	4,544,554	5,488,724

Proceeds from sale of property, plant and equipment and intangible assets		72,579	38,539	23,799	21,387
Proceeds from sale of subsidiaries operations		-	88,500	-	423
Acquisition of property, plant and equipment and intangible assets		(2,760,538)	(3,191,337)	(901,999)	(1,284,719)
Acquisition of subsidiaries, net of cash acquired		(1,776,234)	(263,944)	56,637	(19,900)
Acquisition of other investments		-	(109,194)	-	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(57,183)	(180,650)	(17,693)	(89,880)
Net proceeds/(acquisition) of other assets		200	1,878	96	112
Cash flow from investing activities		(4,521,176)	(3,616,208)	(839,160)	(1,372,577)

Capital increase		-	9,873	-	-
Repurchase of treasury shares		(3,089)	(838,143)	1,452	(383,477)
Proceeds from borrowings		2,414,574	4,397,407	1,511,351	496,536
Repayment of borrowings		(1,412,347)	(5,243,513)	(876,817)	(252,655)
Cash net of finance costs other than interests		(2,668,095)	114,118	(731,132)	540,244
Payment of finance lease liabilities		(2,170)	(5,380)	(613)	(3,996)
Dividends and Interest on shareholder´s equity paid		(4,345,803)	(9,067,129)	(2,159,773)	(2,477,564)
Cash flow from financing activities		(6,016,930)	(10,632,767)	(2,255,532)	(2,080,912)

Net increase/(decrease) in cash and cash equivalents		(6,126,493)	(1,655,945)	1,449,862	2,035,235
Cash and cash equivalents less bank overdrafts at beginning of year (i)		13,617,622	9,622,978	5,552,293	6,707,558
Effect of exchange rate fluctuations		(436,176)	1,522,750	52,798	746,990
Cash and cash equivalents less bank overdrafts at end of year (i)		7,054,953	9,489,783	7,054,953	9,489,783

(i) Net of bank overdrafts.

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting practices
4.	Use of estimates and judgments
5.	Cash and cash equivalents
6.	Investment securities
7.	Inventories
8.	Deferred income tax and social contribution
9.	Property, plant and equipment
10.	Goodwill
11.	Interest-bearing loans and borrowings
12.	Provisions
13.	Changes in equity
14.	Segment reporting
15.	Net Sales
16.	Other operating income/(expenses)
17.	Exceptional items
18.	Finance cost and income
19.	Income tax and social contribution
20.	Share-based payments
21.	Financial instruments and risks
22.	Collateral and contractual commitments, advances from customers and other
23.	Contingencies
24.	Acquisition of subsidiaries
25.	Non-cash items
26.	Related parties
27.	Events after the reporting period

1. CORPORATE INFORMATION

(a)    Description of business

Ambev S.A. (referred to as the “Company” or “Ambev S.A.”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, by participating either directly or indirectly in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company’s shares and ADRs (American Depositary Receipts) are listed on the Stock Exchange and Mercantile & Futures Exchange (BM&FBOVESPA S.A.) as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved by the Board of Directors on October 26, 2016.

(b)   Major corporate events in 2015 and 2016:

On May, 2016, the Ambev S.A. and its controlling shareholder Anheuser-Busch InBev N.V. (“AB InBev”) had entered into an agreement pursuant to which the Company has agreed to transfer its business in Colombia, Peru and Ecuador to AB InBev, in exchange for which AB InBev has agreed to transfer the current SABMiller’s Panamanian business (“SABMiller”) to the Company (“Transaction”). The consummation of the merger is conditional on the prior implementation of the proposed combination of SABMiller and AB InBev’s activities announced on November 11st, 2015, was effective on October 10th. Thus, the impact of the transfer will occur during the 4th quarter 2016.

On April, 2016, the Company, through its wholly-onwed subsidiary Labatt Breweries, in Canada, acquired the company Archibald Microbrasserie, known for its local beers and seasonal specialties. Furthermore, in Brazil, acquired the company Sucos do Bem, which has a range of juices, teas and cereal bars. The acquisition amount added was approximately R$155 million.

On January, 2016, Ambev S.A. through its wholly-onwed subsidiaries, CRBS S.A. and Ambev Luxembourg, acquired the rights to a range of primarily spirit-based beers and ciders from Mark Anthony Group, by R$1.4 billion.

During 2015 the Company, through its subsidiaries, effected the purchase of companies like Wals (“Tropical Juice”), Colorado (“Beertech Bebidas”), Bogota Beer Company (“BBC”), Cervecería BBC SAS (“Cerveceria BBC”), Mill Street Brewery (“Mill St. Brewery”) and Banks Holdings Limited (“BHL”). Along with Whirpool has initiated the setting-up of the one joint venture, named B. Blend, being the first platform beverages in capsules all-in-one of the world.

The main acquisitions details are disclosed in Note 24 - Acquisitions of subsidiaries.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2015. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a) Summary of significant accounting policies (Note 3);

(b) Payroll and related benefits (Note 9);

(c) Additional information on operating expenses by nature (Note 10);

(d) Intangible assets (Note 15);

(e) Trade receivables (Note 19);

(f) Changes in equity (Note 21);

(g) Interest-bearing loans and borrowings (Note 22);

(h) Employee benefits (Note 23);

(i) Trade payables (Note 25);

(j) Operating leases (Note 28);

(k) Contingencies (Note 30);

(l) Group Companies (Note 33);

(m) Insurance (Note 34).

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

There were no significant changes in accounting policies and calculation methods used for the interim financial statements as of September 30, 2016 in relation to those presented in the financial statements for the year ended December 31, 2015.

(a)   Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Real (“R$”), unless otherwise indicated, rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost of acquisition and another measurement basis (e.g., systematic re-measurement), the cost of acquisition approach is applied.

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for future annual reporting periods. There were no early adoption of standards and amendments to standards however the Company is in the evaluation phase of the revised standards and does not expect significant impacts.

IFRS 9 Financial Instruments:

The IFRS 9, which will replace IAS 39, introduces new requirements for classification, measurement and write-off of financial assets and liabilities. In this new standard the basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial instruments. Also introduces a new hedge accounting model and impairment test for financial instruments. IASB issued IFRS 9, which will be effective for annual periods beginning on or after January 1st, 2018, with early adoption permitted.

IFRS 15 Revenue from Contracts with Customers:

IFRS 15 requires revenue recognition to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. IASB issued IFRS 15, which will be effective for annual periods beginning on or after January 1st, 2018, with earlier adoption permitted.

IFRS 16 – Leases:

The IFRS 16, which supersedes IAS 17, introduces a new accounting recognition for the lessee and will require the recognition of the right to use and a lease liability for all leases with a term of more than twelve months, with rare exceptions. IASB issued IFRS 16, which will be effective for annual periods beginning on or after January 1st, 2019, with earlier adoption permitted.

Other standards, interpretations and amendments to standards

Other new standards, amendments and interpretations mandatory to the financial statements for annual periods beginning after January 1st, 2016 were not listed above because of either their non-applicability to or their immateriality to Ambev S.A.’s consolidated financial statements.

4. USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting;

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements; e

(ix) measurement of financial instruments, including derivatives.

5. CASH AND CASH EQUIVALENTS

	09/30/2016	12/31/2015
Cash	105,642	457,176
Current bank accounts	2,574,485	4,628,116
Short term bank deposits (i)	4,605,090	8,534,869
Cash and cash equivalents	7,285,217	13,620,161

Bank overdrafts (ii)	(230,264)	(2,539)
Cash and cash equivalents less bank overdraft	7,054,953	13,617,622

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

(ii) The balance refers substantially to the working capital in Argentinean Peso, as presented in Note 21 – Financial instruments and risks.

6. INVESTMENT SECURITIES

	09/30/2016	12/31/2015

Financial asset at fair value through profit or loss-held for trading	274,577	215,106
Current investments securities	274,577	215,106

Debt held-to-maturity	95,904	118,628
Non-current investments securities	95,904	118,628

Total	370,481	333,734

7. INVENTORIES

	09/30/2016	12/31/2015

Finished goods	1,675,387	1,572,536
Work in progress	389,229	304,726
Raw material	1,638,181	1,857,351
Consumables	60,723	50,542
Spare parts and other	419,006	420,435
Prepayments	209,231	239,357
Impairment losses	(115,948)	(106,775)
	4,275,809	4,338,172

Losses on inventories recognized in the income statement amounted to R$86,395 in the period ended in September 30, 2016 (R$14,047 in the period ended in September 30, 2015).

8. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the interim financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, with operational activity, applied rates, are as follow:

Central America and the Caribbean	from 23% to 31%
Latin America	from 14% to 35%
Canada	26%

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carry forwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	09/30/2016			12/31/2015
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	9,064	-	9,064	9,058	-	9,058
Intangible assets	1,916	(778,393)	(776,477)	5,827	(774,637)	(768,810)
Employee benefits	425,399	-	425,399	570,259	-	570,259
Trade payables - exchange rate	1,035,690	(543,470)	492,220	2,138,413	(357,108)	1,781,305
Trade receivable	45,404	-	45,404	38,474	-	38,474
Derivatives	77,217	(22,883)	54,334	59,323	(131,733)	(72,410)
Interest-bearing loans and borrowings	-	(567)	(567)	-	(685)	(685)
Inventories	183,200	(6,161)	177,039	223,465	(66,444)	157,021
Property, plant and equipment	32,952	(810,722)	(777,770)	-	(737,271)	(737,271)
Withholding tax over undistributed profits	-	(616,497)	(616,497)	-	(1,027,638)	(1,027,638)
Interest on shareholder´s equity	457,320	-	457,320	-	-	-
Loss carryforwards	2,312,684	-	2,312,684	308,380	-	308,380
Provisions	259,309	(50,969)	208,340	251,247	(31,995)	219,252
Complement of income tax of foreign subsidiaries due in Brazil	-	(29,150)	(29,150)	-	-	-
Other items	-	(168,959)	(168,959)	-	(200,618)	(200,618)
Gross deferred tax assets / (liabilities)	4,840,155	(3,027,771)	1,812,384	3,604,446	(3,328,129)	276,317
Netting by taxable entity	(1,293,245)	1,293,245	-	(854,594)	854,594	-
Net deferred tax assets / (liabilities)	3,546,910	(1,734,526)	1,812,384	2,749,852	(2,473,535)	276,317

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At September 30, 2016 the assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement by temporary differences as follows:

	09/30/2016
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	9,064	9,064
Intangible assets	-	(776,477)	(776,477)
Employee benefits	21,900	403,499	425,399
Trade payables - exchange rate	756,987	(264,767)	492,220
Trade receivable	43,357	2,047	45,404
Derivatives	54,334	-	54,334
Interest-bearing loans and borrowings	-	(567)	(567)
Inventories	177,039	-	177,039
Property, plant and equipment	(74,859)	(702,911)	(777,770)
Withholding tax over undistributed profits	-	(616,497)	(616,497)
Interest on shareholder´s equity	457,320	-	457,320
Complement of income tax of foreign subsidiaries due in Brazil	(29,150)	-	(29,150)
Provisions	89,719	118,621	208,340
Other items	136,621	(305,580)	(168,959)
	1,633,268	(2,133,568)	(500,300)

Deferred tax related to tax losses	09/30/2016	12/31/2015
2016	1,501,538	18,049
2017	288,573	25,504
2018	226,380	21,400
2019	152,396	26,200
Apart from 2020 (i)	143,797	217,227
	2,312,684	308,380

(i) There is no expected realization that exceed the period of 10 years.

As at September 30, 2016, deferred tax assets in the amount of R$670,382 (R$902,053 as at December 31, 2015) related to tax losses from previous periods and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

Major part of the fiscal losses amount, do not have a carryforward limit for utilization and the tax losses carried forward in relation to them are equivalent to R$3,009,877 in September 30, 2016 (R$4,103,602 in December 31, 2015).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2015	276,317
Investment hedge	(12,019)
Investment hedge - put option of a subsidiary interest	(362,452)
Cash flow hedge - gains/(losses)	580,632
Gains/(losses) on translation of other foreign operations	(537,396)
Recognized in other comprehensive income	(331,235)
Recognized in income statement	1,910,807
Changes directly in balance sheet	(43,505)
Recognized in deferred tax	(2,100)
Merger	(2,100)
Recognized in other group of balance sheet	(41,405)
At September 30, 2016	1,812,384

9. PROPERTY, PLANT AND EQUIPMENT

	09/30/2016					12/31/2015
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	7,718,322	22,369,559	4,465,058	2,132,647	36,685,586	30,377,735
Effect of movements in foreign exchange	(456,551)	(1,413,661)	(397,960)	(207,593)	(2,475,765)	2,059,121
Acquisitions through business combinations	189,929	221,109	54,396	593	466,027	123,468
Sale through business combinations	-	-	-	-	-	(145,869)
Acquisitions	5,643	543,572	196,807	1,910,481	2,656,503	5,291,085
Disposals	(95,559)	(435,304)	(105,936)	(3,435)	(640,234)	(833,138)
Transfer to other asset categories	591,209	840,135	450,828	(1,989,290)	(107,118)	(186,704)
Others	-	-	-	-	-	(112)
Balance at end	7,952,993	22,125,410	4,663,193	1,843,403	36,584,999	36,685,586

Depreciation and Impairment
Balance at end of previous year	(2,243,997)	(12,562,469)	(2,739,033)	-	(17,545,499)	(14,637,677)
Foreign exchange effects	90,708	752,141	221,725	-	1,064,574	(1,066,722)
Disposals through business combinations	-	-	-	-	-	91,561
Depreciation	(207,812)	(1,554,359)	(517,321)	-	(2,279,492)	(2,717,750)
Impairment losses	-	(72,749)	(77)	-	(72,826)	(110,618)
Disposals	89,796	395,154	100,958	-	585,908	762,474
Transfer to other asset categories	(1)	(9,562)	13,580	-	4,017	117,593
Others	-	-	-	-	-	15,640
Balance at end	(2,271,306)	(13,051,844)	(2,920,168)	-	(18,243,318)	(17,545,499)
Carrying amount:
December 31, 2015	5,474,325	9,807,090	1,726,025	2,132,647	19,140,087	19,140,087
September 30, 2016	5,681,687	9,073,566	1,743,025	1,843,403	18,341,681

Leases, capitalizes interests and fixed assets provided as security are not material.

10. GOODWILL

	09/30/2016	12/31/2015

Balance at end of previous year	30,953,066	27,502,944
Effect of movements in foreign exchange	(2,243,293)	2,858,515
Acquisitions through business combinations (i)	943,982	591,607
Balance at the end of year	29,653,755	30,953,066

(i) It refers mainly to the acquisition of Mark Anthony, as presented in Note 24 - Acquisitions of subsidiaries.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	09/30/2016	12/31/2015
LAN:
Brazil	BRL	17,426,615	17,414,848
Goodwill		102,669,248	102,657,481
Non-controlling transactions		(85,242,633)	(85,242,633)
Dominican Republic	DOP	3,108,714	3,838,899
Cuba (ii)	USD	3,620	4,354

LAS:
Argentina	ARS	535,713	756,309
Bolivia	BOB	1,148,246	1,381,210
Chile	CLP	43,054	48,293
Colombia	COP	114,474	165,850
Ecuador	USD	5,133	6,018
Paraguay	PYG	780,499	898,550
Peru	PEN	52,967	63,545
Uruguay	UYU	169,809	193,372

NA:
Canada	CAD	6,264,911	6,181,818
		29,653,755	30,953,066

(ii) The functional currency of Cuba, the Cuban convertible peso (CUC), has a fixed parity with the dollar (USD) at balance sheet date.

11. INTEREST-BEARING LOANS AND BORROWINGS

	09/30/2016	12/31/2015

Secured bank loans	1,514,940	320,004
Unsecured bank loans	675,736	925,859
Debentures and unsecured bond issues	293,869	-
Other unsecured loans	32,451	34,275
Financial leasing	514	2,435
Current liabilities	2,517,510	1,282,573

Secured bank loans	596,238	672,596
Unsecured bank loans	863,702	1,076,008
Debentures and unsecured bond issues	100,318	374,372
Other unsecured loans	106,784	163,485
Financial leasing	24,844	30,442
Non-current liabilities	1,691,886	2,316,903

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates.

Additional information regarding the exposure of the Company to the risks of interest rate and foreign currency are disclosed on Note 21 – Financial instruments and risks.

Contract clauses (covenants)

The Company's loans have equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, in which collateral was provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only guarantees as collateral of other companies of the group. The loan contracts contain financial covenants, such as: guarantee of the existence of the Company; maintenance, in use or in good condition for the business of the Company's properties; limitation to perform transactions of acquisition, merger, sale or disposal of its assets; disclosure of financial statements and balance sheets.

As of September 30, 2016, the Company was in compliance with all its contractual obligations for its loans and financings.

12. PROVISIONS

(a) Provision changes

	Balance as of December 31, 2015	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Balance as of September 30, 2016

Restructuring	10,039	(1,106)	-	(1,465)	7,468

Contingencies
Civil	31,530	(2,153)	77,402	(55,818)	50,961
Taxes on sales	38,372	(75)	344,268	(317,010)	65,555
Income tax	184,089	(2,390)	11,230	(65,674)	127,255
Labor	179,761	(4,785)	121,459	(125,179)	171,256
Others	178,882	(25,162)	54,299	(63,866)	144,153
Total	612,634	(34,565)	608,658	(627,547)	559,180

Total provisions	622,673	(35,671)	608,658	(629,012)	566,648

(b)   Disbursement expectative

	Balance as of September 30, 2016	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	7,468	6,721	747	-	-

Contingencies
Civil	50,961	14,307	31,773	4,276	605
Taxes on sales	65,555	23,196	37,719	543	4,097
Income tax	127,255	44,727	14,155	68,373	-
Labor	171,256	56,512	58,055	45,952	10,737
Others	144,153	23,219	85,525	30,206	5,203
Total	559,180	161,961	227,227	149,350	20,642

Total provisions	566,648	168,682	227,974	149,350	20,642

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

(a) Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(b) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c) Other lawsuits

The Company is involved in several lawsuits brought by former distributors, which are mostly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 23 - Contingencies.

13. CHANGES IN EQUITY

(a) Capital stock

	09/30/2016		09/30/2015
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance as per statutory books	15,717,615	57,614,140	15,712,619	57,582,349
Share issued	-	-	4,996	31,791
	15,717,615	57,614,140	15,717,615	57,614,140

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total

At January 1, 2016	(1,003,508)	53,662,811	700,898	1,013,250	54,373,451
Acquiree shares and result on treasury shares	90,618	-	-	-	90,618
Share-based payments	-	-	-	26,815	26,815
At September 30, 2016	(912,890)	53,662,811	700,898	1,040,065	54,490,884

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total
At January 1, 2015	(172,761)	53,662,811	700,898	832,321	55,023,269
Capital Increase	(13,757)	-	-	(8,928)	(22,685)
Acquiree shares and result on treasury shares	(835,061)	-	-	-	(835,061)
Share-based payments	-	-	-	137,067	137,067
At September 30, 2015	(1,021,579)	53,662,811	700,898	960,460	54,302,590

(b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions and others.

Follows the changes of treasury shares:

	09/30/2016
	Acquire /realization shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At January 1, 2016	32,521	(617,407)	(386,101)	(1,003,508)
Changes during the year	(14,499)	275,496	(184,878)	90,618
At September 30, 2016	18,022	(341,911)	(570,979)	(912,890)

(b.2) Share premium

The share premium refers to the difference between subscription price that the shareholders paid for the shares and theirs nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

(b.3) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management from Ambev S.A. economic group to receive or acquire shares of the Company.

The share-based payment reserve recorded a charge of R$124,882 at September 30, 2016 (R$141,115 at September 30, 2015) (Note 20 – Share-based payments).

(c) Net income reserves

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Total

At January 1, 2016	2,141,424	4,456	4,016,272	2,039,171	8,201,323
Interest on shareholder´s equity	-	-	-	(2,039,171)	(2,039,171)
At September 30, 2016	2,141,424	4,456	4,016,272	-	6,162,152

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Total

At January 1, 2015	498,485	4,456	2,872,633	1,508,371	4,883,945
Interest on shareholder´s equity	(471,483)	-	-	(1,508,371)	(1,979,854)
At September 30, 2015	27,002	4,456	2,872,633	-	2,904,091

(c.1) Investments reserve

From net income after deductions applicable, will be aimed no more than 60% (sixty per cent) to investment reserve in order to support future investments.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

The statutory reserve is to preserve capital resources and can only be used to offset losses or increase capital.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These state programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

The portion of the incurred income for the period relating to tax incentives, which will be used for the net income reserve at the close of the period ended December 31, 2016, and are therefore not available as a basis for distribution of dividends, is composed of:

	09/30/2016	09/30/2015
ICMS (Brazilian State value added)	1,099,627	871,566
Income tax	163,666	149,811
	1,263,293	1,021,377

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev S.A.’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholder’s equity.

Events during nine-month period ended September 30, 2016:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	01/15/2016	Interest on shareholder´s equity	02/29/2016	2015	ON	0.1300	2,039,171
Board of Directors Meeting	06/24/2016	Dividends	07/29/2016	2016	ON	0.1300	2,040,800
							4,079,971

Events during nine-month period ended September 30, 2015:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	2014	ON	0.0300	471,483	(i)
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	2015	ON	0.0600	942,966
Board of Directors Meeting	05/13/2015	Interest on shareholder´s equity	06/29/2015	2015	ON	0.1000	1,570,551
Board of Directors Meeting	08/28/2015	Dividends	09/28/2015	2015	ON	0.1500	2,352,390
							5,337,390

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in investments reserves.

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/(losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2016	3,472,291	932,109	(1,131,499)	(2,246,679)	2,123,565	156,091	(75,162,909)	(71,857,031)
Comprehensive income:
Losses on translation of foreign operations	(3,476,587)	-	-	-	-	-	-	(3,476,587)
Cash flow hedges	-	(1,185,257)	-	-	-	-	-	(1,185,257)
Actuarial gains	-	-	1,732	-	-	-	-	1,732
Total Comprehensive income	(3,476,587)	(1,185,257)	1,732	-	-	-	-	(4,660,112)
Put option granted on subsidiary	-	-	-	(144,160)	-	-	-	(144,160)
Losses of controlling interest´s share	-	-	-	-	(8,404)	-	-	(8,404)
At September 30, 2016	(4,296)	(253,148)	(1,129,767)	(2,390,839)	2,115,161	156,091	(75,162,909)	(76,669,707)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/( losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2015	453,357	265,957	(1,109,129)	(2,057,281)	2,110,064	156,091	(75,087,028)	(75,267,969)
Comprehensive income:								-
Gains on translation of foreign operations	4,568,951	-	-	-	-	-	-	4,568,951
Cash flow hedges	-	733,644	-	-	-	-	-	733,644
Actuarial gain	-	-	2,037	-	-	-	-	2,037
Total Comprehensive income	4,568,951	733,644	2,037	-	-	-	-	5,304,632
Gains of controlling interest´s share	-	-	-	-	13,125	-	-	13,125
At September 30, 2015	5,022,308	999,601	(1,107,092)	(2,057,281)	2,123,189	156,091	(75,087,028)	(69,950,212)

The carrying value adjustments amounts are presented net of income tax.

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the interim financial statements with a functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 21 – Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a monthly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

(d.4) Put option granted on subsidiary

As part of the shareholders agreement between the Ambev S.A. and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev S.A. of the remaining shares of CND, for a value based on EBITDA from operations, the “put” exercisable annually until 2019 and the “call” from 2019. On September 30, 2016 the put option held by ELJ is valued at R$4,941,978 and the liability categorized as “Level 3”, as the Note 21 (b) and in accordance with the IFRS 3. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and the fair value is revaluated on an annual basis.

As part of the agreement to acquire the remaining shares of the company Sucos do Bem agreement, corresponding to 34%, the Company has a put option determined by gross revenue of its products and exercisable from 2019. On September 30, 2016 the option is valued at R$125,578.

As part of the acquisition agreement of all shares of the company Tropical Juice, the Company has a put option exercisable from 2018. On September 30, 2016 the option is valued at R$23,380.

The reconciliation of changes in these options is presented in Note 21 – Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

In transactions with non-controlling interests of the same business, even when performed at arm's length terms, that present valid economic grounds and reflect normal market conditions, will be consolidated by the applicable accounting standards as occurred within the same accounting entity.

As determined by IAS 27 – Consolidated and Separate Financial Statements, in paragraph 30 and 31, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above mentioned adjustment was recognized in the Carrying value adjustments if applicable.

14. SEGMENT REPORTING

Segment information is presented in thousands of Brazilian Reais (R$).

(a)      Reportable segments – nine-month periods ended in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015

Net sales	20,250,124	20,046,707	7,060,041	7,217,814	5,114,925	4,159,394	32,425,090	31,423,915
Cost of sales	(7,767,608)	(7,015,417)	(2,623,274)	(2,830,522)	(1,679,498)	(1,286,432)	(12,070,380)	(11,132,371)
Gross profit	12,482,516	13,031,290	4,436,767	4,387,292	3,435,427	2,872,962	20,354,710	20,291,544
Distribution expenses	(2,867,270)	(2,632,543)	(686,069)	(679,371)	(891,420)	(771,323)	(4,444,759)	(4,083,237)
Sales and marketing expenses	(2,797,785)	(2,373,009)	(951,111)	(855,899)	(760,680)	(587,682)	(4,509,576)	(3,816,590)
Administrative expenses	(1,053,314)	(1,160,970)	(298,694)	(292,273)	(240,236)	(174,761)	(1,592,244)	(1,628,004)
Other operating income/(expenses)	1,118,220	1,207,641	(36,276)	24,911	(16,841)	2,713	1,065,103	1,235,265
Exceptional items	(23,833)	(247,047)	(12,114)	(19,284)	(7,621)	-	(43,568)	(266,331)
Income from operations (EBIT)	6,858,534	7,825,362	2,452,503	2,565,376	1,518,629	1,341,909	10,829,666	11,732,647
Net finance cost	(2,748,915)	(1,102,302)	(380,970)	(383,373)	336,064	324,355	(2,793,821)	(1,161,320)
Share of result of associates	(2,944)	4,028	-	-	1,400	691	(1,544)	4,719
Income before income tax	4,106,675	6,727,088	2,071,533	2,182,003	1,856,093	1,666,955	8,034,301	10,576,046
Income tax expense	1,064,210	(853,554)	(416,229)	(679,689)	(432,619)	(422,178)	215,362	(1,955,421)
Net income	5,170,885	5,873,534	1,655,304	1,502,314	1,423,474	1,244,777	8,249,663	8,620,625

Normalized EBITDA(iii)	8,808,862	9,694,357	2,974,217	3,022,896	1,685,319	1,471,046	13,468,398	14,188,299
Exceptional items	(23,833)	(247,047)	(12,114)	(19,284)	(7,621)	-	(43,568)	(266,331)
Depreciation, amortization and impairment excluding exceptional items	(1,926,495)	(1,621,948)	(509,600)	(438,236)	(159,069)	(129,137)	(2,595,164)	(2,189,321)
Net finance costs	(2,748,915)	(1,102,302)	(380,970)	(383,373)	336,064	324,355	(2,793,821)	(1,161,320)
Share of results of associates	(2,944)	4,028	-	-	1,400	691	(1,544)	4,719
Income tax expense	1,064,210	(853,554)	(416,229)	(679,689)	(432,619)	(422,178)	215,362	(1,955,421)
Net income	5,170,885	5,873,534	1,655,304	1,502,314	1,423,474	1,244,777	8,249,663	8,620,625

Normalized EBITDA margin in %	43.5%	48.4%	42.1%	41.9%	32.9%	35.4%	41.5%	45.2%

Acquisition of property, plant and equipment	1,615,319	2,338,644	849,602	834,524	200,979	137,042	2,665,900	3,310,210
Additions to / (reversals of) provisions	490,134	397,965	(3,839)	22,751	(56,802)	-	429,493	420,716

	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Segment assets	46,017,180	47,282,239	11,638,632	12,757,718	9,558,109	9,264,616	67,213,921	69,304,573
Intersegment elimination							(3,203,789)	(1,996,366)
Non-segmented assets							15,100,064	22,868,027
Total assets							79,110,196	90,176,234

Segment liabilities	17,404,457	20,998,656	4,518,322	5,093,900	3,389,495	3,608,612	25,312,274	29,701,168
Intersegment elimination							(3,203,789)	(1,996,366)
Non-segmented liabilities							57,001,711	62,471,432
Total liabilities							79,110,196	90,176,234

(i) Latin America – North: includes operations in Brazil and CAC (El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica, Antigua, Cuba and Barbados).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Uruguay, Ecuador and Peru.

(iii) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Non-controlling interests, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance result, (v) Exceptional items, and (vi) Depreciation and amortization expenses.

(b)     Reportable segments – three-month periods ended in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015

Net sales	6,440,677	6,722,736	2,272,750	2,435,372	1,769,361	1,587,012	10,482,788	10,745,120
Cost of sales	(2,778,317)	(2,323,616)	(850,936)	(953,938)	(586,206)	(466,359)	(4,215,459)	(3,743,913)
Gross profit	3,662,360	4,399,120	1,421,814	1,481,434	1,183,155	1,120,653	6,267,329	7,001,207
Distribution expenses	(970,162)	(889,599)	(212,328)	(231,529)	(289,326)	(263,403)	(1,471,816)	(1,384,531)
Sales and marketing expenses	(971,239)	(747,258)	(302,974)	(296,596)	(205,943)	(185,384)	(1,480,156)	(1,229,238)
Administrative expenses	(319,269)	(438,698)	(98,597)	(76,863)	(87,189)	(53,943)	(505,055)	(569,504)
Other operating income/(expenses)	339,156	392,661	7,109	26,984	(4,629)	612	341,636	420,257
Exceptional items	(11,875)	(15,172)	(3,606)	(4,467)	378	-	(15,103)	(19,639)
Income from operations (EBIT)	1,728,971	2,701,054	811,418	898,963	596,446	618,535	3,136,835	4,218,552
Net finance cost	(690,743)	(326,826)	(135,702)	(101,833)	103,812	112,022	(722,633)	(316,637)
Share of result of associates	(9,823)	(1,083)	-	-	442	809	(9,381)	(274)
Income before income tax	1,028,405	2,373,145	675,716	797,130	700,700	731,366	2,404,821	3,901,641
Income tax expense	1,014,906	(388,892)	(49,986)	(269,750)	(186,592)	(176,058)	778,328	(834,700)
Net income	2,043,311	1,984,253	625,730	527,380	514,108	555,308	3,183,149	3,066,941

Normalized EBITDA(iii)	2,377,909	3,271,285	973,581	1,062,289	647,941	658,470	3,999,431	4,992,044
Exceptional items	(11,875)	(15,172)	(3,606)	(4,467)	378	-	(15,103)	(19,639)
Depreciation, amortization and impairment excluding exceptional items	(637,063)	(555,059)	(158,557)	(158,859)	(51,873)	(39,935)	(847,493)	(753,853)
Net finance costs	(690,743)	(326,826)	(135,702)	(101,833)	103,812	112,022	(722,633)	(316,637)
Share of results of associates	(9,823)	(1,083)	-	-	442	809	(9,381)	(274)
Income tax expense	1,014,906	(388,892)	(49,986)	(269,750)	(186,592)	(176,058)	778,328	(834,700)
Net income	2,043,311	1,984,253	625,730	527,380	514,108	555,308	3,183,149	3,066,941

Normalized EBITDA margin in %	36.9%	48.7%	42.8%	43.6%	36.6%	41.5%	38.2%	46.5%

(i) Latin America – North: includes operations in Brazil and CAC (El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica, Antigua, Cuba and Barbados).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Uruguay, Ecuador and Peru.

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Non-controlling interests, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance result, (v) Exceptional items, and (vi) Depreciation and amortization expenses.

(c) Additional information – by Business unit:

	Nine-month period ended:						Three-month period ended:
	Latin America - north						Latin America - north
	CAC		Brazil		Total		CAC		Brazil		Total
	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015

Net sales	2,937,905	2,181,380	17,312,219	17,865,327	20,250,124	20,046,707	939,148	834,261	5,501,529	5,888,475	6,440,677	6,722,736
Cost of sales	(1,328,254)	(1,037,916)	(6,439,354)	(5,977,501)	(7,767,608)	(7,015,417)	(416,144)	(373,191)	(2,362,173)	(1,950,425)	(2,778,317)	(2,323,616)
Gross profit	1,609,651	1,143,464	10,872,865	11,887,826	12,482,516	13,031,290	523,004	461,070	3,139,356	3,938,050	3,662,360	4,399,120
Distribution expenses	(299,410)	(223,005)	(2,567,860)	(2,409,538)	(2,867,270)	(2,632,543)	(94,117)	(79,565)	(876,045)	(810,034)	(970,162)	(889,599)
Sales and marketing expenses	(342,888)	(256,234)	(2,454,897)	(2,116,776)	(2,797,785)	(2,373,009)	(113,609)	(83,125)	(857,630)	(664,134)	(971,239)	(747,258)
Administrative expenses	(129,513)	(100,679)	(923,801)	(1,060,291)	(1,053,314)	(1,160,970)	(32,110)	(37,610)	(287,159)	(401,088)	(319,269)	(438,698)
Other operating income/(expenses)	3,959	3,865	1,114,261	1,203,775	1,118,220	1,207,641	(918)	1,902	340,074	390,758	339,156	392,661
Exceptional items	(2,813)	-	(21,020)	(247,047)	(23,833)	(247,047)	(2,813)	-	(9,062)	(15,172)	(11,875)	(15,172)
Income from operations (EBIT)	838,986	567,411	6,019,548	7,257,949	6,858,534	7,825,362	279,437	262,672	1,449,534	2,438,380	1,728,971	2,701,054
Net finance cost	(22,871)	166,486	(2,726,044)	(1,268,788)	(2,748,915)	(1,102,302)	(7,892)	16,313	(682,851)	(343,139)	(690,743)	(326,826)
Share of result of associates	17,410	-	(20,354)	4,028	(2,944)	4,028	4,362	-	(14,185)	(1,083)	(9,823)	(1,083)
Income before income tax	833,525	733,897	3,273,150	5,993,189	4,106,675	6,727,088	275,907	278,985	752,498	2,094,158	1,028,405	2,373,145
Income tax expense	(254,130)	(213,051)	1,318,340	(640,503)	1,064,210	(853,554)	(86,944)	(110,962)	1,101,850	(277,930)	1,014,906	(388,892)
Net income	579,395	520,846	4,591,490	5,352,686	5,170,885	5,873,534	188,963	168,023	1,854,348	1,816,228	2,043,311	1,984,253

Normalized EBITDA (i)	1,085,553	791,886	7,723,309	8,902,472	8,808,862	9,694,357	353,247	323,100	2,024,662	2,948,186	2,377,909	3,271,285
Exceptional items	(2,813)	-	(21,020)	(247,047)	(23,833)	(247,047)	(2,813)	-	(9,062)	(15,172)	(11,875)	(15,172)
Depreciation. amortization and impairment excluding exceptional items	(243,754)	(224,475)	(1,682,741)	(1,397,476)	(1,926,495)	(1,621,948)	(70,997)	(60,428)	(566,066)	(494,634)	(637,063)	(555,059)
Net finance costs	(22,871)	166,486	(2,726,044)	(1,268,788)	(2,748,915)	(1,102,302)	(7,892)	16,313	(682,851)	(343,139)	(690,743)	(326,826)
Share of results of associates	17,410	-	(20,354)	4,028	(2,944)	4,028	4,362	-	(14,185)	(1,083)	(9,823)	(1,083)
Income tax expense	(254,130)	(213,051)	1,318,340	(640,503)	1,064,210	(853,554)	(86,944)	(110,962)	1,101,850	(277,930)	1,014,906	(388,892)
Net income	579,395	520,846	4,591,490	5,352,686	5,170,885	5,873,534	188,963	168,023	1,854,348	1,816,228	2,043,311	1,984,253

Normalized EBITDA margin in %	37.0%	36.3%	44.6%	49.8%	43.5%	48.4%	37.6%	38.7%	36.8%	50.1%	36.9%	48.7%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Non-controlling interests, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance result, (v) Exceptional items, and (vi) Depreciation and amortization expenses.

	Nine-month period ended:						Three-month period ended:
	Brazil						Brazil
	Beer		Soft drink		Total		Beer		Soft drink		Total
	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015

Net sales	14,745,971	15,175,556	2,566,248	2,689,771	17,312,219	17,865,327	4,734,535	4,998,745	766,994	889,730	5,501,529	5,888,475
Cost of sales	(5,195,400)	(4,804,269)	(1,243,954)	(1,173,232)	(6,439,354)	(5,977,501)	(1,962,009)	(1,599,448)	(400,164)	(350,977)	(2,362,173)	(1,950,425)
Gross profit	9,550,571	10,371,287	1,322,294	1,516,539	10,872,865	11,887,826	2,772,526	3,399,297	366,830	538,753	3,139,356	3,938,050
Distribution expenses	(2,090,777)	(1,978,572)	(477,083)	(430,966)	(2,567,860)	(2,409,538)	(717,653)	(667,541)	(158,392)	(142,493)	(876,045)	(810,034)
Sales and marketing expenses	(2,305,630)	(1,933,159)	(149,267)	(183,617)	(2,454,897)	(2,116,776)	(823,825)	(627,154)	(33,805)	(36,980)	(857,630)	(664,134)
Administrative expenses	(822,717)	(1,001,855)	(101,084)	(58,436)	(923,801)	(1,060,291)	(247,471)	(385,186)	(39,688)	(15,902)	(287,159)	(401,088)
Other operating income/(expenses)	887,918	1,017,407	226,343	186,368	1,114,261	1,203,775	268,692	300,972	71,382	89,786	340,074	390,758
Exceptional items	(19,382)	(246,735)	(1,638)	(312)	(21,020)	(247,047)	(7,921)	(15,011)	(1,141)	(161)	(9,062)	(15,172)
Income from operations (EBIT)	5,199,983	6,228,373	819,565	1,029,576	6,019,548	7,257,949	1,244,348	2,005,377	205,186	433,003	1,449,534	2,438,380
Net finance cost	(2,726,044)	(1,268,788)	-	-	(2,726,044)	(1,268,788)	(682,851)	(343,139)	-	-	(682,851)	(343,139)
Share of result of associates	(20,354)	4,028	-	-	(20,354)	4,028	(14,185)	(1,083)	-	-	(14,185)	(1,083)
Income before income tax	2,453,585	4,963,613	819,565	1,029,576	3,273,150	5,993,189	547,312	1,661,155	205,186	433,003	752,498	2,094,158
Income tax expense	1,318,340	(640,503)	-	-	1,318,340	(640,503)	1,101,850	(277,930)	-	-	1,101,850	(277,930)
Net income	3,771,925	4,323,110	819,565	1,029,576	4,591,490	5,352,686	1,649,162	1,383,225	205,186	433,003	1,854,348	1,816,228

Normalized EBITDA (i)	6,646,319	7,627,221	1,076,990	1,275,251	7,723,309	8,902,472	1,740,169	2,429,661	284,493	518,525	2,024,662	2,948,186
Exceptional items	(19,382)	(246,735)	(1,638)	(312)	(21,020)	(247,047)	(7,921)	(15,011)	(1,141)	(161)	(9,062)	(15,172)
Depreciation, amortization and impairment excluding exceptional items	(1,426,954)	(1,152,113)	(255,787)	(245,363)	(1,682,741)	(1,397,476)	(487,900)	(409,273)	(78,166)	(85,361)	(566,066)	(494,634)
Net finance costs	(2,726,044)	(1,268,788)	-	-	(2,726,044)	(1,268,788)	(682,851)	(343,139)	-	-	(682,851)	(343,139)
Share of results of associates	(20,354)	4,028	-	-	(20,354)	4,028	(14,185)	(1,083)	-	-	(14,185)	(1,083)
Income tax expense	1,318,340	(640,503)	-	-	1,318,340	(640,503)	1,101,850	(277,930)	-	-	1,101,850	(277,930)
Net income	3,771,925	4,323,110	819,565	1,029,576	4,591,490	5,352,686	1,649,162	1,383,225	205,186	433,003	1,854,348	1,816,228

Normalized EBITDA margin in %	45.1%	50.3%	42.0%	47.4%	44.6%	49.8%	36.8%	48.6%	37.1%	58.3%	36.8%	50.1%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Non-controlling interests, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance result, (v) Exceptional items, and (vi) Depreciation and amortization expenses.

15. NET SALES

The reconciliation between gross sales and net sales is as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2016	09/30/2015	09/30/2016	09/30/2015

Gross sales	60,731,492	65,721,435	16,802,235	22,685,037
Excise duty	(12,875,730)	(11,836,372)	(4,297,238)	(4,162,226)
Discounts	(15,430,672)	(22,461,148)	(2,022,209)	(7,777,691)
	32,425,090	31,423,915	10,482,788	10,745,120

Services provided by distributors, such as the promotion of our brands and logistics services are considered as expense when separately identifiable.

16. OTHER OPERATING INCOME / (EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Government grants/NPV of long term fiscal incentives	970,350	1,225,364	297,185	393,978
Additions to provisions	(47,141)	(36,423)	(18,284)	(13,684)
Gain on disposal of property, plant and equipment and intangible assets	39,780	22,533	11,610	14,093
Other operating income, net	102,114	23,791	51,125	25,870
	1,065,103	1,235,265	341,636	420,257

Government grants are not recognized until there is reasonable assurance that the Company will meet related conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

17. EXCEPTIONAL ITEMS

According to the Company’s accounting practices, exceptional items are those that do not occur regularly, as part of the operational activities of the business. In determining whether an event or transaction qualifies as a exceptional item, management considers quantitative and qualitative factors such as the frequency or predictability of the occurrence, and the potential for affecting the profit or loss. Transactions that may give rise to exceptional items are mainly restructuring activities, impairments, and gains or losses on disposal of assets and investments, due to the special nature of such events. The Company opted to exclude these items when measuring segment-based performance, as per Note 14 – Segment reporting.

The exceptional items included in the income statement are detailed below:

	Nine-month period ended:		Three-month period ended:
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Restructuring	(34,726)	(27,190)	(14,260)	(9,639)
Administrative lawsuit	-	(239,141)	-	(10,000)
Costs of new acquisition	(8,842)	-	(843)	-
	(43,568)	(266,331)	(15,103)	(19,639)

18. FINANCE COST AND INCOME

(a)     Finance costs

	Nine-month period ended:		Three-month period ended:
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Interest expense	(1,130,614)	(726,392)	(408,864)	(283,569)
Capitalized borrowings	3,319	24,175	468	4,160
Net Interest on pension plans	(81,129)	(69,934)	(24,853)	(23,591)
Losses on hedging instruments	(1,282,567)	(502,039)	(285,297)	(22,746)
Interest on contingencies	(329,175)	(106,037)	(63,930)	(52,111)
Exchange variation	(323,264)	(425,012)	(2,896)	(183,140)
Tax on financial transactions	(119,630)	(73,051)	(28,987)	(21,519)
Bank guarantee expenses	(67,715)	(59,697)	(22,040)	(20,376)
Other financial results	(59,134)	(59,128)	(24,062)	(30,028)
	(3,389,909)	(1,997,115)	(860,461)	(632,920)

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev S.A. interest rate risk (Note 21 – Financial instruments and risks). The interest expense are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Financial liabilities measured at amortized cost	(395,090)	(306,290)	(173,615)	(119,382)
Liabilities at fair value through profit or loss	(704,609)	(392,157)	(224,632)	(153,874)
Fair value hedge - hedged items	(39,738)	(13,990)	(10,618)	(520)
Fair value hedge - hedging instruments	8,823	(13,955)	1	(9,793)
	(1,130,614)	(726,392)	(408,864)	(283,569)

(b)     Finance income

	Nine-month period ended:		Three-month period ended:
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Interest income	427,913	379,032	139,134	109,082
Gains on derivative	112,832	351,782	(1,881)	177,940
Financial assets at fair value through profit or loss	40,633	89,026	4,399	30,089
Other financial results	14,710	15,955	(3,824)	(828)
	596,088	835,795	137,828	316,283

Interest income arises from the following financial assets:

	Nine-month period ended:		Three-month period ended:
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Cash and cash equivalents	174,937	304,462	41,284	82,449
Investment securities held for trading	40,425	74,570	17,070	26,633
Other receivables	212,551	-	80,780	-
	427,913	379,032	139,134	109,082

19. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Income tax expense - current	(1,695,445)	(1,829,914)	(523,044)	(525,990)

Deferred tax expense on temporary differences	(93,497)	(1,955,986)	353,066	(1,368,990)
Deferred tax over taxes losses carryforwards movements in the current period	2,004,304	1,830,479	948,306	1,060,280
Total deferred tax (expense)/income	1,910,807	(125,507)	1,301,372	(308,710)

Total income tax expenses	215,362	(1,955,421)	778,328	(834,700)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Profit before tax	8,034,301	10,576,046	2,404,821	3,901,641
Adjustment on taxable basis
Non-taxable income	(313,941)	(898,961)	(50,364)	(526,888)
Government grants related to sales taxes	(1,099,627)	(871,566)	(375,545)	(356,996)
Share of results of associates	1,544	(4,719)	9,381	274
Non-deductible expenses	370,723	390,264	(93,780)	68,194
Complement of income tax of foreign subsidiaries due in Brazil	85,736	1,401,050	(6,423)	280,001
Intragroup transactions taxed only in Brazil	766,278	(1,236,977)	(149,641)	(256,654)
	7,845,014	9,355,137	1,738,449	3,109,572
Aggregated weighted nominal tax rate	29.58%	31.28%	26.95%	30.40%
Taxes payable – nominal rate	(2,320,521)	(2,925,950)	(468,478)	(945,182)
Adjustment on tax expense
Regional incentives - income taxes	163,666	149,811	62,215	59,923
Deductible interest on shareholders equity	1,150,640	1,215,772	31,942	194,216
Tax savings from goodwill amortization on tax books	106,516	106,766	35,394	35,576
Withholding tax over undistributed profits	179,056	(461,158)	261,072	(250,710)
Others with reduced taxation	936,005	(40,662)	856,183	71,477
Income tax and social contribution expense	215,362	(1,955,421)	778,328	(834,700)
Effective tax rate	-2.68%	18.49%	-32.37%	21.39%

The main events that impacted the effective tax rate in the period were:

▪  Non-taxable net financial and other income: The movement perceived in this line is related to incomes and expenses in subsidiaries, which occurs mainly due to foreign exchange variation;

▪  Additional income tax of foreign associates taxed in Brazil: The reduction in this line, which is related to Ambev subsidiaries foreign profits taxation in Brazil, is the outcome of a better management of our capital structure;

▪  Results of intercompany transactions taxed/deductible in Brazil: In this line are recorded the foreign exchange variation effect and the interest generated by intercompany transactions, between companies based in different jurisdictions. The main cause of the variation is related to foreign exchange;

▪  Withholding tax and other income: Around R$ 300 million is explained by a reversion of withholding tax provisions, related to unremitted earnings from Argentina. As of July 23rd 2016, legislation in Argentina was enacted revoking the incidence of withholding taxes over dividend remittance;

▪  Other Tax Adjustments: Close to R$ 800 million driven by the recognition of deferred tax assets on carried losses related to international subsidiaries due to improvement of our capital structure outside of Brazil, that are going to allow us to use theses losses against future earnings in the coming years.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

20. SHARE-BASED PAYMENTS

There are different share-based payment programs and stock option plans which allow the senior management from the Company and its subsidiaries to receive or acquire shares of the Company. For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model, modified to reflect the IFRS 2 Share‑based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of share based payment includes two types of grants: Grant 1: the beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to the permanency in the Company for a period of five-years from the date of exercise; Grant 2: the beneficiary may exercise the options after a period of five years.

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots of phantom stock – Lot A and Lot B – subject to lockup periods of five and ten years, respectively.

The weighted average fair value of the options and assumptions used in applying the Ambev S.A. option pricing model for the “Grant 2” of 2016 and 2015 grants are as follows:

In R$, except when otherwise indicated	09/30/2016	(i)	12/31/2015	(i)

Fair value of options granted	7.53		7.84
Share price	18.25		18.41
Exercise price	18.25		18.41
Expected volatility	27.3%		27.5%
Vesting year	5		5
Expected dividends	5%		5%
Risk-free interest rate	14.8%	(ii)	15.9%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	09/30/2016	12/31/2015

Options outstanding at January 1st	121,770	126,149
Options issued during the period	3,700	16,568
Options exercised during the period	(9,771)	(19,975)
Options forfeited during the period	(2,587)	(972)
Options outstanding at ended period	113,112	121,770

The range of exercise prices of the outstanding options is between R$0.40 (R$0.35 as of December 31, 2015) and R$29.02 (R$26.57 as of December 31, 2015) and the weighted average remaining contractual life is approximately 5.96 years (6.30 years as of December 31, 2015).

Of the 113,112 thousand outstanding options (121,770 thousand as of December 31, 2015), 38,896 thousand options are vested as at September 30, 2016 (48,723 thousand as of December 31, 2015).

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2016	12/31/2015

Options outstanding at January 1st	12.36	10.07
Options issued during the period	18.25	18.42
Options forfeited during the period	13.89	20.35
Options exercised during the period	2.74	5.05
Options outstanding at ended period	13.31	12.36
Options exercisable at ended period	5.32	3.29

For the options exercised during 2016, the weighted average share price on the exercise date was R$18.73 (R$18.95 as of December 31, 2015).

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the Programs.

During the period, Ambev S.A. issued 4,999 thousand (2,692 thousand in 2015) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$95,690 (R$47,486 in 2015), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	09/30/2016	12/31/2015

Deferred shares outstanding at January 1st	19,056	17,490
New deferred shares during the period	4,999	2,692
Deferred shares granted during the period	(6,008)	(804)
Deferred shares forfeited during the period	(790)	(322)
Deferred shares outstanding at ended period	17,257	19,056

Additionally, certain employees and directors of the Company receive options to acquire ABI shares, the compensation cost of which is recognized in the income statement against equity.

These share-based payments generated an expense of R$146,657 in the nine-month period ended September 30, 2016 (R$151,263 for the nine-month period ended September 30, 2015), recorded as administrative expenses.

21. FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev S.A. carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev S.A. operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev S.A.’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative financial instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not mitigated. Any exception to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At September 30, 2016, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement. This occurs in the period of up to fourteen months from the balance sheet date in accordance with the Company’s Financial Risk Management Policy.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures. The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from conversion of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial results.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of Ambev S.A., such as: purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as: foreign currency cash and foreign currency debt, which is protected through the use of derivatives.

Investment hedge abroad: Refers mainly to exposures arising from cash hold in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency. Once the derivatives contracted for protection of this cash are accounted in entities whose functional currency is the Real, a portion of the net assets of these subsidiaries was designated as net investment hedge object, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

Investment hedge - Put option granted on subsidiary: As detailed in Note 13 (d.4) the Company constituted a liability related to acquisition of Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company which functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

				09/30/2016		Nine-month period ended: 09/30/2016			Three-month period ended: 09/30/2016
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(9,675,812)	9,675,812	210,888	(839,367)	(1,088,390)	769,982	(994,377)	(298,625)	60,357	84,069
	Commodity	(1,827,051)	1,827,051	186,829	(85,965)	-	(126,074)	7,783	-	5,990	-
	American Dollar	(7,281,926)	7,281,926	20,294	(701,952)	(1,091,364)	843,111	(926,244)	(295,723)	39,921	68,411
	Euro	(183,866)	183,866	908	(1,176)	4,561	56,035	(65,360)	(2,541)	14,771	26,375
	Mexican Pesos	(358,478)	358,478	2,857	(50,139)	(1,587)	(3,090)	(10,421)	(361)	(325)	(10,582)
	Brazilian Real	(24,491)	24,491	-	(135)	-	-	(135)	-	-	(135)

Fixed Assets		(908,849)	908,849	842	(91,814)	(176,536)	-	-	18,467	-	-
	American Dollar	(584,583)	584,583	287	(39,450)	(121,233)	-	-	13,303	-	-
	Euro	(324,266)	324,266	555	(52,364)	(55,303)	-	-	5,164	-	-

Expenses		(146,517)	146,517	725	(1,097)	48,927	-	(133,152)	(311)	-	1,059
	American Dollar	(131,633)	131,633	35	(1,097)	(1,595)	-	(28,239)	(347)	-	369
	Euro	-	-	-	-	(339)	-	688	36	-	-
	Canadian Dollar	-	-	-	-	50,861	-	(106,291)	-	-	-
	Rupee	(14,884)	14,884	690	-	-	-	690	-	-	690

Cash		760,409	(760,409)	(154)	44,550	36,789	-	-	(39,722)	-	-
	American Dollar	310,409	(310,409)	(164)	44,585	(6,888)	-	-	(44,142)	-	-
	Euro	-	-	-	-	8,262	-	-	308	-	-
	Interest rate	450,000	(450,000)	10	(35)	35,415	-	-	4,112	-	-

Debts		(1,571,464)	998,826	15,768	(51,726)	(16,875)	-	-	4,785	-	-
	American Dollar	(871,905)	299,267	158	(42,984)	(1,652)	-	-	5,866	-	-
	Interest rate	(699,559)	699,559	15,610	(8,742)	(15,223)	-	-	(1,081)	-	-

Foreign Investments		-	-	-	-	(1,161)	-	35,350	-	-	-
	American Dollar	-	-	-	-	(937)	-	37,168	-	-	-
	Euro	-	-	-	-	44	-	1,683	-	-	-
	Canadian Dollar	-	-	-	-	(268)	-	(3,501)	-	-	-
As of September 30, 2016		(11,542,233)	10,969,595	228,069	(939,454)	(1,197,246)	769,982	(1,092,179)	(315,406)	60,357	85,128

				12/31/2015		Nine-month period ended: 09/30/2015			Three-month period ended: 09/30/2015
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(12,234,865)	12,234,865	585,089	(443,589)	(808,054)	725,972	1,973,247	(295,150)	383,673	1,350,387
	Commodity	(2,354,990)	2,354,990	75,862	(368,702)	(11,663)	(225,542)	(266,172)	(233)	(113,133)	(121,763)
	American Dollar	(8,808,434)	8,808,434	460,959	(46,135)	(789,281)	905,492	2,165,998	(282,146)	476,317	1,415,725
	Euro	(635,611)	635,611	23,473	4,329	(8,732)	60,580	106,534	(12,771)	31,979	73,860
	Mexican Pesos	(435,830)	435,830	24,795	(33,081)	1,622	(14,558)	(33,113)	-	(11,490)	(17,435)

Fixed Assets		(2,236,459)	2,236,459	79,477	(15,724)	300,903	-	-	241,917	-	-
	American Dollar	(1,875,765)	1,875,765	76,403	(11,446)	228,549	-	-	207,005	-	-
	Euro	(360,694)	360,694	3,074	(4,278)	72,354	-	-	34,912	-	-

Expenses		4,920,227	(4,920,227)	290,927	(2,974,335)	(13,533)	-	(2,070,148)	179,504	-	(1,401,956)
	American Dollar	1,049,965	(1,049,965)	252,101	(1,052,674)	(63,040)	-	(1,710,784)	166,787	-	(1,192,109)
	Euro	(16,232)	16,232	10,393	(16,697)	(4,585)	-	(6,564)	(219)	-	(2,103)
	Canadian Dollar	3,886,494	(3,886,494)	28,433	(1,904,964)	51,419	-	(323,060)	(2,768)	-	(207,744)
	Brazilian Real	-	-	-	-	2,673	-	(29,740)	15,704	-	-

Cash		(1,048,612)	1,048,612	164,911	(1,175,509)	1,939,087	-	-	692,662	-	-
	American Dollar	(841,139)	841,139	146,108	(1,122,286)	2,023,861	-	-	746,180	-	-
	Euro	37,527	(37,527)	18,226	(52,945)	(25,271)	-	-	(15,308)	-	-
	Interest rate	(245,000)	245,000	577	(278)	(59,503)	-	-	(38,210)	-	-

Debts		(1,595,444)	743,813	3,030	910,879	(53,505)	-	-	(12,779)	-	-
	American Dollar	(1,005,885)	154,254	3,030	949,512	(39,550)	-	-	(2,986)	-	-
	Interest rate	(589,559)	589,559	-	(38,633)	(13,955)	-	-	(9,793)	-	-

Foreign Investments		141,937	(141,938)	440,323	(1,119,851)	349,108	-	(2,891,434)	162,235	-	(2,015,140)
	American Dollar	132,910	(132,911)	62,609	(978,206)	295,233	-	(2,161,644)	143,209	-	(1,362,866)
	Euro	9,027	(9,027)	11,153	(26,157)	4,585	-	(41,152)	219	-	-
	Canadian Dollar	-	-	366,561	(115,488)	49,290	-	(688,638)	18,807	-	(652,274)
Total		(12,053,216)	11,201,584	1,563,757	(4,818,129)	1,714,006	725,972	(2,988,335)	968,389	383,673	(2,066,709)

I.          Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy.

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	09/30/2016
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.7%	990,988	7.4%	609,840
Working Capital in Argentinean Peso	25.0%	229,989	25.0%	229,989
Dominican Peso	8.8%	286,574	8.8%	286,574
American Dollar	6.0%	11,436	6.0%	11,436
Guatemala´s Quetzal	8.0%	9,856	8.0%	9,856
Colombian Peso	8.7%	26,459	8.7%	26,459
Barbadian Dollar	4.3%	43,084	4.3%	43,084
Interest rate pre-set		1,598,386		1,217,238

Brazilian Real	10.1%	745,808	12.0%	1,379,302
American Dollar	1.8%	808,158	1.9%	555,813
Canadian Dollar	1.6%	1,282,507	1.6%	1,282,507
Barbadian Dollar	2.7%	4,801	2.7%	4,801
Interest rate postfixed		2,841,274		3,222,422

	12/31/2015
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.1%	1,099,610	8.2%	927,152
Working Capital in Argentinean Peso	24.0%	2,537	24.0%	2,537
Dominican Peso	9.5%	394,880	9.5%	394,880
American Dollar	6.0%	15,816	6.0%	15,816
Guatemala´s Quetzal	7.8%	9,703	7.8%	9,703
Colombian Peso	2.9%	29,635	2.9%	29,635
Interest rate pre-set		1,552,181		1,379,723

Brazilian Real	9.4%	1,055,059	11.2%	1,386,476
American Dollar	1.8%	994,775	1.8%	835,816
Interest rate postfixed		2,049,834		2,222,292

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on four scenarios, which may impact the Company’s future results, as described below:

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after September 30, 2016 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2016.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2016.

Transaction	Risk	Base scenario	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease on commodities price	100,864	(124,179)	(355,899)	(812,662)
Input purchase		(100,864)	124,179	355,899	812,662
Foreign exchange hedge	Foreign currency decrease	(729,343)	(1,409,456)	(2,691,532)	(4,653,722)
Input purchase		729,343	1,409,456	2,691,532	4,653,722
Costs effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(90,972)	(175,103)	(319,403)	(547,833)
Capex Purchase		90,972	175,103	319,403	547,833
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(372)	(12,639)	(37,002)	(73,631)
Expenses		372	12,639	37,002	73,631
Expenses effects		-	-	-	-

Hedge cambial	Foreign currency increase	44,421	3,341	(155,960)	(267,500)
Cash		(44,421)	(3,341)	155,960	267,500
Interest Hedge	Decrease in interest rate	(25)	(64)	(70)	(80)
Interest revenue		25	64	70	80
Cash effects		-	-	-	-

Hedge cambial	Foreign currency decrease	(42,826)	(82,432)	(150,362)	(257,898)
Cash		42,826	21,575	7,202	(28,421)
Interest Hedge	Increase in interest rate	6,868	(188,781)	(212,562)	(239,594)
Interest expenses		(6,868)	188,781	212,562	239,594
Debt effects		-	(60,857)	(143,160)	(286,319)
		-	(60,857)	(143,160)	(286,319)

As of September 30, 2016 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2016	2017	2018	2019	>2019	Total

Cost		4,938,564	4,737,248	-	-	-	9,675,812
	Commodity	744,848	1,082,203	-	-	-	1,827,051
	American Dollar	3,865,845	3,416,081	-	-	-	7,281,926
	Euro	183,866	-	-	-	-	183,866
	Mexican Peso	119,514	238,964	-	-	-	358,478
	Brazilian Real	24,491	-	-	-	-	24,491

Fixed asset		205,053	703,796	-	-	-	908,849
	American Dollar	61,941	522,642	-	-	-	584,583
	Euro	143,112	181,154	-	-	-	324,266

Expenses		146,517	-	-	-	-	146,517
	American Dollar	131,633	-	-	-	-	131,633
	Rupee	14,884	-	-	-	-	14,884

Cash		684,492	(1,044,901)	-	(150,000)	(250,000)	(760,409)
	American Dollar	684,492	(994,901)	-	-	-	(310,409)
	Brazilian Real	-	(50,000)	-	(150,000)	(250,000)	(450,000)

Debt		(659,922)	1,259,189	-	-	399,559	998,826
	American Dollar	(659,922)	959,189	-	-	-	299,267
	Brazilian Real	-	300,000	-	-	399,559	699,559
		5,314,704	5,655,332	-	(150,000)	149,559	10,969,595

		Fair Value
Exposure	Risk	2016	2017	2018	2019	>2019	Total

Cost		(426,658)	(201,821)	-	-	-	(628,479)
	Commodity	(17,021)	117,885	-	-	-	100,864
	American Dollar	(365,725)	(315,933)	-	-	-	(681,658)
	Euro	(268)	-	-	-	-	(268)
	Mexican Peso	(43,509)	(3,773)	-	-	-	(47,282)
	Brazilian Real	(135)	-	-	-	-	(135)

Fixed asset		(15,549)	(75,423)	-	-	-	(90,972)
	American Dollar	(16,104)	(23,059)	-	-	-	(39,163)
	Euro	555	(52,364)	-	-	-	(51,809)

Expenses		(372)	-	-	-	-	(372)
	American Dollar	(1,062)	-	-	-	-	(1,062)
	Rupee	690	-	-	-	-	690

Cash		525	43,896	-	10	(35)	44,396
	American Dollar	525	43,896	-	-	-	44,421
	Interest rate	-	-	-	10	(35)	(25)

Debt		(506)	(50,849)	-	-	15,397	(35,958)
	American Dollar	(506)	(42,320)	-	-	-	(42,826)
	Interest rate	-	(8,529)	-	-	15,397	6,868
		(442,560)	(284,197)	-	10	15,362	(711,385)

  II.     Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of September 30, 2016, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Bradesco, Bank Mendes Gans, Caixa Econômica Federal, Citibank, Itaú-Unibanco, JP Morgan Chase, Merrill Lynch, Santander e Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, ScotiaBank e TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of September 30, 2016. There was no concentration of credit risk with any counterparties as of September 30, 2016.

III.      Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

IV.     Capital management

Ambev S.A. is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev S.A. is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s financial statements.

Financial instruments

(a) Financial instruments categories

Management of the financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	09/30/2016
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	7,285,217	-	-	-	-	7,285,217
Investment securities	-	95,904	274,577	-	-	370,481
Trade receivables excluding prepaid expenses	6,264,432	-	-	-	-	6,264,432
Financial instruments derivatives	-	-	15,977	212,092	-	228,069
Total	13,549,649	95,904	290,554	212,092	-	14,148,199

Financial liabilities
Trade payables and other liabilities	-	-	5,090,936	-	10,353,972	15,444,908
Financial instruments derivatives	-	-	22,068	917,386	-	939,454
Interest-bearning loans and borrowings	-	-	-	-	4,209,396	4,209,396
Total	-	-	5,113,004	917,386	14,563,368	20,593,758

	12/31/2015
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	13,620,161	-	-	-	-	13,620,161
Investment securities	-	118,628	215,106	-	-	333,734
Trade receivables excluding prepaid expenses	6,556,780	-	-	-	-	6,556,780
Financial instruments derivatives	-	-	449,346	1,114,411	-	1,563,757
Total	20,176,941	118,628	664,452	1,114,411	-	22,074,432

Financial liabilities
Trade payables and other liabilities	-	-	5,558,583	-	13,779,572	19,338,155
Financial instruments derivatives	-	-	3,975,921	842,208	-	4,818,129
Interest-bearning loans and borrowings	-	-	-	-	3,599,476	3,599,476
Total	-	-	9,534,504	842,208	17,379,048	27,755,760

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 Fair Value Measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	09/30/2016				12/31/2015

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	274,577	-	-	274,577	215,106	-	-	215,106
Derivatives assets at fair value through profit or loss	367	15,610	-	15,977	161,766	287,580	-	449,346
Derivatives - operational hedge	138,316	73,776	-	212,092	177,194	497,403	-	674,597
Derivatives - net investment hedge	-	-	-	-	63,069	376,745	-	439,814
	413,260	89,386	-	502,646	617,135	1,161,728	-	1,778,863
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	5,090,936	5,090,936	-	-	5,558,583	5,558,583
Derivatives liabilities at fair value through profit or loss	372	21,696	-	22,068	139,475	3,836,446	-	3,975,921
Derivatives - operational hedge	52,809	856,048	-	908,857	121,709	333,937	-	455,646
Derivatives - fair value hedge	-	8,529	-	8,529	-	28,291	-	28,291
Derivatives - net investment hedge	-	-	-	-	74,409	283,862	-	358,271
	53,181	886,273	5,090,936	6,030,390	335,593	4,482,536	5,558,583	10,376,712

(i) Refers to the put option granted on subsidiary as described in Note 13 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2015 (i)	5,558,583
Acquisition of investments	144,080
Total gains and losses in the period	(611,727)
Losses recognized in net income	454,308
Gain recognized in equity	(1,066,035)
Financial liabilities at September 30, 2016 (i)	5,090,936

(i) The liability was recorded under “Other liabilities” on the balance sheet.

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

Had the Company recognized its financial liabilities measured at amortized at cost, at market value, it would have recorded an additional loss, before income tax and social contribution, of approximately R$71 on September 30, 2016 (loss of R$5,465 on December 31, 2015), as presented in the table below:

	09/30/2016			12/31/2015
Financial liabilities	Book	Market	Difference	Book	Market	Difference
International financing (other currencies)	2,412,195	2,412,195	-	1,252,991	1,252,991	-
FINEP - Local currency	87,281	87,281	-	87,281	87,281	-
BNDES - Local currency	1,127,568	1,127,568	-	1,510,974	1,510,974	-
BNDES - Foreign currency	35,048	35,048	-	158,959	158,959	-
Bond 2017	293,869	293,940	(71)	275,506	280,971	(5,465)
Tax incentives	127,759	127,759	-	182,022	182,022	-
Debenture	100,318	100,318	-	98,866	98,866	-
Finance leasing- Foreign currency	25,358	25,358	-	32,877	32,877	-
Trade and other payables	10,353,972	10,353,972	-	13,779,572	13,779,572	-
	14,563,368	14,563,439	(71)	17,379,048	17,384,513	(5,465)

The criteria used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev S.A. and on the secondary market value of bonds as of September 30, 2016, being approximately 97.98% for Bond 2017 (93.66% at December 31, 2015).

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of September 30, 2016 the Company held R$375,332 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$924,033 on December 31, 2015).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such election, the assets and liabilities will be settled by their amounts, but each party shall have the option to settle on net, in case of default by the counterparty.

22. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	09/30/2016	12/31/2015

Collateral given for own liabilities	972,969	1,538,335
Other commitments	756,085	798,759
	1,729,054	2,337,094

Commitments with suppliers	4,921,586	9,062,775
Commitments - Bond 2017	300,000	300,000
	5,221,586	9,362,775

The collateral provided for liabilities totaled approximately R$1,764,123 as at September 30, 2016 (R$2,337,094 as at December 31, 2015), including R$603,125 (R$620,204 as at December 31, 2015) of cash guarantees. The deposits in cash used as guarantees are presented as part of the receivables. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev S.A. maintained as at September 30, 2016, R$375,332 (R$924,033 as at December 31, 2015) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 21 – Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

The Ambev S.A. is guarantor of the Bond 2017, in amount of R$300,000, remunerated at 9.5% per year, with semiannual interest payments and final maturity in July 2017.

Future contractual commitments as at September 30, 2016 and December 31, 2015 are as follows:

	09/30/2016	12/31/2015

Less than 1 year	3,612,804	6,105,513
Between 1 and 2 years	947,975	2,269,476
More than 2 years	660,807	987,786
	5,221,586	9,362,775

23. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence the Company’s management cannot at this stage estimate the likely timing of the resolution of these matters.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 12 – Provisions).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	09/30/2016	12/31/2015

IRPJ and CSLL	21,446,893	16,358,816
PIS and COFINS	1,431,976	860,304
ICMS and IPI	14,697,136	10,379,144
Labor	193,539	188,760
Civil	4,491,227	5,054,103
Others	787,429	502,306
	43,048,200	33,343,433

Principal lawsuits with a likelihood of possible loss:

Except for the cases presented below, there were no significant changes in principal lawsuits with a likelihood of possible loss in relation to those presented in the financial statements for the year ended December 31, 2015.

Brazilian Federal Taxes

Special goodwill reserve

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization, related to InBev Brazil’s merger with Ambev, from 2011 to 2013.

Ambev management estimates possible losses in relation to the total amortization period (2006-2013) to be approximately R$7.6 billion as of 30 September 2016 (R$4.6 billion as of 31 December 2015). In the event Ambev is required to pay these amounts, AB Inbev will reimburse Ambev the amount proportional (70%) to the benefit received by the company pursuant to the merger protocol, as well as the related costs.

Disallowance of taxes paid abroad

In June 2016, Ambev received new tax assessments from the Brazilian federal tax authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad. Ambev management estimates the possible losses related to these assessments to be approximately R$3.2 billion as of 30 September 2016 (R$1.9 billion as of 31 December 2015).

Arosuco Presumed Profit

In April 2016, Arosuco (subsidiary of Ambev) received a tax assessment regarding the use of Presumed Profit for the calculation of income tax and the social contribution on net profit instead of Real Profit method. Arosuco filed a defense and awaits for the first level administrative decision. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately R$555 million as of 30 September 2016. Arosuco has not recorded any provision in connection therewith.

 PIS/COFINS over bonus products

In December 2015, Ambev received a tax assessment issued by the Brazilian federal tax authorities, relating to amounts allegedly due under Integration Programme / Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers in the first quarter of 2011. In March and June 2016, Ambev received new assessments related to the same issue. Ambev filed defenses against these assessments and currently awaits judgment by the Administrative Court. Ambev management estimates the possible losses related to these assessments to be approximately R$884,5 million as of 30 September 2016 (R$342,7 million as of 31 December 2015).

ICMS – PRODEPE

In March, 2016, Ambev had a partial victory concerning the tax assessment issued by the State of Pernambuco charging ICMS value-added tax differences related to February 2014, based on an alleged non-compliance with a state tax incentive agreement, PRODEPE, of which the respective fine was cancelled at the administrative court, in a definitive decision. Considering that the second assessment issued in 2015 discusses, in part, the same fine, Ambev has classified the correspondent amount as remote, considering it will probably also be cancelled by the administrative court. Ambev management estimates the possible losses related to this issue to be approximately R$393,9 million Brazilian real as of 30 September 2016 (R$665,9 as of 31 December 2015).

ICMS-ST Unconditional Discounts

In October 2015 and January 2016, Ambev paid the amounts related to the state of Rio de Janeiro’s proceedings discussing ICMS value-added tax with respect to unconditional discounts granted by the Company from January 1996 to February 1998, under an incentive tax payment program granted by such State to be approximately R$271 million. Ambev management estimates that the total amount involved in the remaining proceedings, as to the end of September, 2016, is approximately R$539,9 million (R$861.6 million as of December 31, 2015), classified as possible loss and for which no related provision has been made.

ICMS-ST Trigger

In August 2016, Ambev received a new assessment, issued by the State of Minas Gerais, in the amount of R$1.4 billion, relating to supposed ICMS differences considered due when the price of the products sold by the company reached levels close to or above the price table basis established by such State. Considering this new assessment and others received in this quarter, Ambev management estimates the total possible losses related to this issue to be approximately R$3.68 billion as of 30 September 2016 (R$796 million as of 31 December 2015). Ambev has recorded provisions in the total amount of R$1.6 million in relation to the proceedings for which it considers the chances of loss to be probable, considering specific procedural issues.

IPI – Disallowance of Offset Credits

Over the years, Ambev has received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes considered unduly offset with the disallowed IPI excise tax credits which are under discussion in other proceedings. Ambev is challenging those charges before Courts. Ambev management estimates the possible losses related to these assessments to be approximately R$720 million as of 30 September 2016 (R$660 million as of 31 December 2015).

Contingent assets

According to IAS 37, contingent assets are not recorded in consolidated financial statements, except when the realization of income is virtually certain.

24. ACQUISITION OF SUBSIDIARIES

As mentioned on Note 1 – Corporate information, the following table summarizes the main acquisitions as the consideration paid and the provisional allocation of the assets acquired and liabilities assumed as recognized on the acquisition date:

Assets	Mark Anthony	Banks Holding Limited

Cash and cash equivalents	115	50,184
Trade and other receivables	-	36,746
Inventories	19,365	54,484
Other assets	2,974	13,801
Current assets	22,454	155,215

Deferred tax assets	-	16,279
Employee benefits	-	10,320
Property, plant and equipment	115,208	325,231
Intangible assets	419,151	299,732
Investments in associates	-	245,813
Non-current assets	534,359	897,375

Trade payables	(31,612)	(17,095)
Interest-bearing loans and borrowings	-	(11,335)
Wages and salaries	(4,322)	(3,122)
Dividends payables	-	(4,465)
Income tax and social contribution payable	-	(1,297)
Taxes and contributions payable	4,386	(7,473)
Other liabilities	(193)	(7,603)
Current liabilities	(31,741)	(52,390)

Interest-bearing loans and borrowings	-	(35,610)
Employee benefits	-	(3,277)
Non-current liabilities	-	(38,887)

Net identifiable assets and liabilities	525,072	961,313
Goodwill on acquisition	871,965	-
Non-controlling interests share	-	(86,534)
Prior year payments	-	(554,393)
Cash acquired	(115)	(50,184)
Net cash outflow / (inflow)	1,396,922	270,202

25. NON-CASH ITEMS

The Company carried out the following investment and financing activities not involving cash:

	Nine-month period ended:		Three-month period ended:
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Acquisition of property, plant and equipment	-	105,558	-	-
Acquisition of investments payables	230,763	4,998	(47,839)	-
Cash financing cost other than interests	59,621	4,089,930	1,954	2,774,084
Sponsorship contracts	-	10,950	-	-
Others	(624)	-	941	-

26. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to participate in Stock Option Plan (Note 20 – Share-based payments).

Total expenses related to the Company’s management members are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2016	09/30/2015	09/30/2016	09/30/2015

Short-term benefits (i)	15,388	34,879	4,793	15,414
Share-based payments (ii)	28,515	20,953	8,833	7,330
Total key management remuneration	43,903	55,832	13,626	22,744

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned plan (Note 20 – Share-based payments), the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev S.A.’s shareholders, and at September 30, 2016 held 10.0% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev S.A.’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On September 30, 2016 and December 31, 2015, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at these dates. Ambev S.A. recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$192,403 in the nine-month period ended September 30, 2016 (R$164,569 as of September 30, 2015), of which R$165,668 (R$145,959 as of September 30, 2015) related to active employees and R$26,735 (R$18,610 as of September 30, 2015) related to retirees.

b) Leasing

The Ambev S.A., through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,328 for ten years, maturing on March 31, 2018.

c) Leasing – Ambev S.A. head office

Ambev S.A. has a leasing agreement of two commercial sets with Fundação Zerrenner in the annual amount of R$3,255, maturing on January, 2020.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic, Paraguay, El Salvador, Nicaragua, Peru, Uruguay and, starting in 2016, Chile. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil and Canada and, by means of a license granted to ABI, it also distributes Brahma’s product in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded was R$1,603 (R$1,510 as of September 30, 2015) and R$301,536 (R$274,930 as of September 30, 2015) as licensing income and expense, respectively.

Ambev S.A. has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in countries of the Latin America and the Canada.

e) Platform e-commerce

The Company actually has an agreement with the company B2W - Companhia Digital S.A. to manage the of e-commerce named “Partner Ambev”. The contract has as object to trade Ambev S.A. products to the partners of Ambev through the website http://www.parceiroambev.com.br/.

Transactions with related parties

	09/30/2016
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)	Dividends receivables (i)	Dividends payables (i)
AB InBev	1.614	6.981	(303.294)	(556)	-	-
AB Package	-	-	(31,441)	-	-	-
AB Services	377	11,364	(14)	(2,110)	-	-
AB USA	18,511	6,855	(213,551)	(1,141)	-	-
Cervecería Modelo	632	-	(409,434)	-	-	-
InBev	344	18,691	(29,427)	(258)	-	-
ITW International	-	-	-	(213,126)	-	-
Modelo	-	862	(28,652)	(55,511)	-	-
Others	1,745	1,408	(14,500)	(8,552)	-	-
	23,223	46,161	(1,030,313)	(281,254)	-	-

	12/31/2015
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables	Dividends payables
AB InBev	67,496	18,559	(159,627)	-	-
AB Package	-	-	(48,787)	-	-
AB USA	15,633	32,115	(164,847)	(477)	-
Ambrew	-	-	-	-	(686)
Cervecería Modelo	582	-	(246,370)	-	-
InBev	-	19,486	(14,067)	-	-
ITW International	-	-	-	(256,365)	-
Modelo	-	814	(85,809)	(62,697)	-
Other	913	6,623	(5,089)	(5,322)	-
	84,624	77,597	(724,596)	(324,861)	(686)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

The tables below represent the transactions with related parties, recognized in the income statement:

	Nine-month period ended: 09/30/2016			Three-month period ended: 09/30/2016
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Buying / Service fees / Rentals	Sales	Royalties / Benefits
AB USA	(142,498)	36,768	(235,224)	(59,465)	9,818	(83,541)
AB Package	(26,377)	-	-	(8,671)	-	-
Cervecería Modelo	(443,755)	940	(39,456)	(160,090)	560	(13,886)
InBev	(58,257)	-	-	(20,905)	-	-
Modelo	(51,313)	-	-	(17,485)	-	-
Others	(30,332)	130	(25,253)	1,124	130	(5,620)
	(752,532)	37,838	(299,933)	(265,492)	10,508	(103,047)

	Nine-month period ended: 09/30/2015			Three-month period ended: 09/30/2015
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Buying / Service fees / Rentals	Sales	Royalties / Benefits
AB InBev	(12,191)	-	18,858	15,915	-	36,579
AB USA	(105,431)	35,668	(204,786)	(81,609)	192	64,091
Cervecería Modelo	(99,448)	596	36,778	(37,936)	15,691	(75,089)
InBev	(55,020)	-	-	(24,955)	-	-
Modelo	(327,901)	-	-	(64,570)	-	-
Others	(49,209)	126	795	(7,661)	126	1,301
	(649,200)	36,390	(148,355)	(200,816)	16,009	26,882

Denomination used in the tables above:

Ambrew S.A. (“Ambrew”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Cervecería Modelo de Guadalajara S.A. (“Modelo”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Inbev Belgium N.V. (“InBev”)
Interbrew International B.V. (“ITW International”)

27. EVENTS AFTER THE REPORTING PERIOD

In the Board of Directors’ Meeting held on October 19, 2016, the members of the Company’s Board of Directors, approved the distribution of dividends to be deducted from the results of the 2016 fiscal year and attributed to the minimum mandatory dividends for the same year, in the amount of R$0.16 for each share of the Company. The aforementioned payments shall be made as from November 25, 2016, (ad referendum of the Annual Shareholders’ Meeting), considering the shareholding on and including October 31, 2016, with respect to BM&FBovespa, and November 3, 2016, with respect to the New York Stock Exchange, without any monetary adjustment.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer